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Exhibit 99.1

www.allianceatlantis.com	TSX	: AAC.A, AAC.B
	NASDAQ	: AACB

For Immediate Release (AAC03-040)

CONTACTS:	W. Judson Martin	Kym Robertson
	Senior Executive Vice President	Vice President
	and Chief Financial Officer	Corporate & Public Affairs
	Tel: (416) 934-6932	Tel: (416) 934-6941
	E-mail: judson.martin@allianceatlantis.com	E-mail: kym.robertson@allianceatlantis.com

Alliance Atlantis Announces Filing of Preliminary Prospectus for
Initial Public Offering of Units of Movie Distribution Income Fund

TORONTO, CANADA — September 2, 2003 — Alliance Atlantis Communications Inc. announced today that it has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada for an initial public offering of units of Movie Distribution Income Fund (the "Fund"). The Fund has been created to indirectly acquire a non-controlling interest in the Canadian and U.K. motion picture distribution business carried on by Alliance Atlantis Communications Inc. and its subsidiaries (the "Company").

The proceeds of the offering will be used by the Fund to acquire a non-controlling interest in Motion Picture Distribution LP, which will, on closing, acquire the business from the Company. The Company will, in turn, use proceeds of the offering to reduce indebtedness in accordance with its stated policy in this regard. The Company will retain a majority interest in the partnership after the offering.

The underwriting syndicate for the offering will be co-led by CIBC World Markets Inc. and RBC Dominion Securities Inc.

The preliminary prospectus will be available for viewing on SEDAR at www.sedar.com and at the Company's website at www.allianceatlantis.com.

It is expected that the Fund will file by mid-September an amended and restated preliminary prospectus, containing additional financial information for the period ended June 30, 2003. Printed copies of the prospectus will be available at that time.

The Company's motion picture distribution business is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. The business is also developing a growing presence in the United Kingdom through its wholly-owned subsidiary, Momentum Pictures. The business model is based on a portfolio approach to content acquisition. Distribution rights for motion pictures are obtained primarily under long-standing output agreements with leading U.S.-based independent studios. Each of the output agreements has been renewed several times in the past including within the last year. The business has built a motion picture catalogue with approximately 6,000 titles representing approximately 14,000 hours of programming rights. In each of the past three years the business has released an average of 80 theatrical motion pictures, 188 videos and 206 DVDs in Canada, and an average of 16 theatrical motion pictures, 40 videos and 37 DVDs in the United Kingdom. The business also sells programming to major Canadian and U.K. broadcasters.

Alliance Atlantis Communications Inc.

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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Alliance Atlantis Announces Filing of Preliminary Prospectus for Initial Public Offering of Units of Movie Distribution Income Fund